Amended
Please refer to Explanatory
Note on Cover Sheet

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010 AND 2009

(Expressed in Canadian Dollars)

(Unaudited)

EXPLANATORY NOTE

Explanation of amendment on Rockwell Diamonds Inc. Consolidated interim financial statements for the period ended November 30, 2010:

The original interim financial statements filed on SEDAR on January 14, 2011 has been amended to eliminate contract mining fees of $5,313,105 previously included in both the revenue and the cost of sales for the three and nine months ended November 30, 2010.

All other information contained in the originally filed interim financials statements remain unchanged. Except where specifically noted to the contrary, this amended and restated financial statements does not reflect events occuring after the filing of the original interim financial statements, or modify or update the disclosure therin, in any way other than as required to reflect the amendments set forth herein.

These financial statements have not been reviewed by the Company's auditors.

     Amended
Please refer to Explanatory
Note on Cover Sheet

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these interim consolidated financial statements they must be accompanied by a notice indicating that these interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

Amended
ROCKWELL DIAMONDS INC.	Please refer to Explanatory
Consolidated Balance Sheets	Note on Cover Sheet
(Expressed in Canadian Dollars)

	November 30, 2010	February 28, 2010
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$3,683,568	$2,512,610
Accounts receivable	6,406,194	6,260,717
Restricted cash (note 13)	2,029	4,946
Trade receivable from a related party (note 12)	34,694	46,108
Inventories (note 4)	9,343,810	2,976,058
Prepayments	239,706	75,275
	19,710,001	11,875,714
Non-current assets
Property, plant and equipment (note 5)	57,631,099	58,790,736
Mineral property interests (note 6)	30,375,861	30,850,998
Investment in equity accounted associate (note 9)	138,285	–
Other assets and deposits (note 10)	3,687,277	827,871
Reclamation deposits (note 8)	3,093,964	2,898,067
	94,926,486	93,367,672

	$114,636,487	$105,243,386

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank indebtedness (note 13)	$2,200,111	$698,015
Accounts payable and accrued liabilities	7,034,124	6,458,751
Due to related parties (note 12)	171,135	641,323
Taxes payable	855,334	583,194
Current portion of capital lease obligations (note 7)	295,411	3,196,189
	10,556,115	11,577,472
Non-current liabilities
Capital lease obligations (note 7)	–	140,332
Due to related parties (note 12)	439,130	414,566
Future income taxes	12,681,066	11,545,000
Reclamation obligation (note 8)	3,897,108	3,722,984
	17,017,304	15,822,882

Non-controlling interest	777,127	648,941

Shareholders' equity
Share capital (note 11)	135,989,508	127,999,040
Contributed surplus	6,952,536	6,195,051
Accumulated other comprehensive loss	(5,194,931)	(7,979,683)
Deficit	(51,461,173)	(49,020,317)
	86,285,940	77,194,091
Continuance of operations and going concern (note 1)
Contingencies (note 14)

	$114,636,486	$105,243,386

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

/s/ Dr. John Bristow	/s/ Dr. Mark Bristow

Dr. John Bristow	Dr. Mark Bristow
Director	Director

Amended
ROCKWELL DIAMONDS INC.	Please refer to Explanatory
Consolidated Interim Statements of Operations and Comprehensive Income	Note on Cover Sheet
(Unaudited - Expressed in Canadian Dollars)

		Three months ended November 30,		Nine months ended November 30,
		2010	2009	2010	2009

Revenue
Rough diamond sales		$11,116,679	$12,765,759	$30,961,211	$22,440,564
Other sales		17,454	94,787	71,343	267,917
		11,134,133	12,860,546	31,032,554	22,708,481
Cost of sales
Cost of rough diamond sales		(5,888,452)	(7,096,938)	(17,653,396)	(16,737,149)
Amortization and depletion		(3,461,208)	(3,292,865)	(9,702,725)	(8,251,254)
Operating profit (loss)		1,784,473	2,470,743	3,676,433	(2,279,922)

Expenses
Accretion of reclamation obligation (note 8)		92,736	80,461	362,580	98,058
Exploration		–	34,069	13,648	93,985
Foreign exchange loss		1,510	66,008	677	614,429
Interest paid on capital leases		53,015	88,846	85,783	683,115
Interest expense		66,423	175,570	214,325	538,287
Legal, accounting and audit		202,823	351,115	882,679	844,124
Office and administration		905,483	852,970	2,657,563	2,309,583
Shareholder communications		32,024	105,162	147,955	436,698
Stock-based compensation (note 11(b))		460,986	12,378	757,485	146,444
Travel and conferences		92,441	75,692	298,428	152,474
Transfer agent		6,258	16,416	61,271	95,970
		1,913,699	1,858,687	5,482,394	6,013,167

Other items
Write-down of property plant and equipment		2,682	–	147,340	–
Write-down of mineral property		–	–	–	657,634
(Gain) loss on disposal of equipment		(639)	(8,914)	(35,135)	28,306
Interest income		(76,046)	–	(171,497)	(116,849)
Share of profit from equity accounted investment (note 9)		(13,496)	–	(36,925)	–
Write-down of investments held for reclamation		2,741	–	150,520	–
		(84,758)	(8,914)	54,303	569,091

(Loss) profit before income taxes		(44,468)	620,970	(1,860,264)	(8,862,180)
Current income tax expense (recovery)		32,000	(18,946)	222,000	(18,946)
Future income tax expense (recovery)		1,072,000	(456,073)	439,000	1,609,761
(Loss) profit before non-controlling interest		(1,148,468)	145,951	(2,521,264)	(7,271,365)
Non-controlling interest		(274,788)	367,994	80,408	1,159,733
(Loss) profit for the period		(1,423,256)	513,945	(2,440,856)	(6,111,632)
Other comprehensive income		259,041	967,021	2,784,752	9,318,597
Total comprehensive (Loss) income		$(1,164,215)	$1,480,966	$343,896	$3,206,965

Basic and diluted loss (profit) per common share	$	(0.003)	$0.002	$(0.005)	$(0.026)

Weighted average number of common shares outstanding		518,185,238	238,041,569	518,185,238	238,042,360

The accompanying notes are an integral part of these interim consolidated financial statements.

Amended
ROCKWELL DIAMONDS INC.	Please refer to Explanatory
Consolidated Statements of Shareholders' Equity	Note on Cover Sheet
(Expressed in Canadian Dollars)

	Nine months ended November 30,		Year ended February 28,
	2010(unaudited)		2010

Share capital	Number of shares		Number of shares
Balance at beginning of the period	370,843,069	$127,999,040	238,041,569	$119,952,532
Share purchase options exercised at $0.62 per share	–	–	1,500	929
Fair value of stock options allocated to shares issued on exercise	–	–	–	808
Private placement, net of issue cost at $0.065 per share (note 11(c))	–	–	132,800,000	8,044,771
Rights offering at subscription price of $0.05 per share (note 11(d))	92,710,767	4,583,644	–	–
Private placement, net of issue cost at $0.065 per share (note 11(e))	54,631,402	3,406,824	–	–
Balance at end of the period	518,185,238	$135,989,508	370,843,069	$127,999,040

Warrants
Balance at beginning of the period		$–		$1,693,197
Expired broker warrants		–		(1,693,197)
Balance at end of the period		$–		$–

Contibuted surplus
Balance at beginning of the period		$6,195,051		$4,167,304
Stock-based compensation (note 11(b))		757,485		335,358
Expired broker warrants		–		1,693,197
Fair value of stock options allocated to shares issued on exercise		–		(808)
Balance at end of the period		$6,952,536		$6,195,051

Accumulated other comprehensive loss
Balance at beginning of the period		$(7,979,683)		$(13,409,383)
Comprehensive income on currency translation of self-sustaining operations		2,784,752		5,429,700
Balance at end of the period		$(5,194,931)		$(7,979,683)

Deficit
Balance at beginning of the period		$(49,020,317)		$(41,982,624)
Loss for the period		(2,440,856)		(7,037,693)
Balance at end of the period		$(51,461,173)		$(49,020,317)

TOTAL SHAREHOLDERS' EQUITY		$86,285,940		$77,194,091

The accompanying notes are an integral part of these interim consolidated financial statements.

Amended
ROCKWELL DIAMONDS INC.	Please refer to Explanatory
Consolidated Interim Statements of Accumulated Comprehensive Loss and Deficit	Note on Cover Sheet
(Unaudited - Expressed in Canadian Dollars)

	Three months	Three months	Nine months ended	Nine months ended
	ended November	ended November	November 30,	November 30,
	30, 2010	30, 2009	2010	2009

Accumulated other comprehensive loss
Balance at beginning of the period	$(5,453,972)	$(5,057,807)	$(7,979,683)	$(13,409,383)
Comprehensive income on currency translation of self-sustaining operations	259,041	967,021	2,784,752	9,318,597
Balance at end of the period	$(5,194,931)	$(4,090,786)	$(5,194,931)	$(4,090,786)

Deficit
Balance at beginning of the period	$(50,037,917)	$(48,608,201)	$(49,020,317)	$(41,982,624)
(Loss) profit for the period	(1,423,256)	513,945	(2,440,856)	(6,111,632)
Balance at end of the period	$(51,461,173)	$(48,094,256)	$(51,461,173)	$(48,094,256)

The accompanying notes are an integral part of these interim consolidated financial statements.

Amended
ROCKWELL DIAMONDS INC.	Please refer to Explanatory
Consolidated Interim Statements of Cash Flows	Note on Cover Sheet
(Unaudited - Expressed in Canadian Dollars)

	Three months ended November 30		Nine months ended November 30
Cash provided by (used in):	2010	2009	2010	2009

Operating activities
Loss for the period	$(1,423,256)	$513,945	$(2,440,855)	$(6,111,632)
Items not affecting cash
Accretion of reclamation obligation	92,736	80,461	362,580	98,058
Amortization and depletion	3,511,612	3,292,865	9,374,345	7,111,700
Amortization of capital lease equipment	(50,404)	–	328,380	1,139,554
Write-down of mineral property interests	–	–	–	657,634
Write-down of assets	2,682	–	147,340	–
Write-down of investment held for reclamation	(147,779)	–	–	–
Stock-based compensation (note 11)	460,986	12,379	757,485	146,445
Future income tax expense (recovery)	1,072,000	456,073	439,000	(1,609,761)
Unrealized foreign exchange gain	–	546,890	–	137,054
(Gain) loss on disposal of equipment	(639)	(8,914)	(35,135)	28,306
Non-controlling interest	274,788	(367,994)	(80,408)	(1,159,733)
Share of profit from equity accounted investment	(13,496)	–	(36,925)	–
Changes in non-cash working capital items
Accounts receivable	3,721,060	772,902	(145,477)	1,022,077
Amounts due to and from related parties	11,741	(1,529,867)	(434,210)	1,132,298
Movement in reclamation obligation	137,644	–	(407,684)	–
Inventory	(5,406,859)	1,160,285	(6,854,319)	403,696
Prepayments	3,401	37,215	(164,431)	(9,275)
Accounts payable and accrued liabilities	206,197	(149,203)	1,272,439	686,128
Income taxes	219,307	331,818	222,000	833,603
Cash provided by operating activities	2,671,721	5,148,855	2,304,125	4,506,152

Investing activities
Investment in Associate	–	–	(95,690)	–
Restricted cash	(7)	(380,220)	2,917	2,318,499
Purchase of equipment and mineral properties	(402,544)	(19,665)	(4,471,680)	(2,874,589)
Proceeds received on disposal of equipment	639	4,478	35,135	370,893
Other assets and deposits	(1,542,514)	(207,282)	(2,859,406)	(304,668)
Reclamation deposits	137,109	64,608	(195,897)	(359,258)
Cash used in investing activities	(1,807,317)	(538,081)	(7,584,621)	(849,123)

Financing activities
Principal repayments under capital lease obligations	(713,056)	(652,209)	(3,041,110)	(2,406,449)
Common shares issued for cash, net of issue costs	–	(15,001)	7,990,468	(14,071)
Subscriptions received	–	380,220	–	380,220
(Repayment) Drawdown repayment of credit facility	(1,097,189)	(2,701,455)	1,502,096	(3,125,437)
Cash (used in) provided by financing activities	(1,810,245)	(2,988,445)	6,451,454	(5,165,737)

(Decrease) Increase in cash and cash equivalents during the period	(945,841)	1,622,329	1,170,958	(1,508,708)

Cash and cash equivalents, beginning of period	4,629,408	$866,770	2,512,610	$3,997,807

Cash and cash equivalents, end of period	$3,683,567	$2,489,099	$3,683,568	$2,489,099

Interest paid on facilities during the period	$66,423	$175,570	$214,325	$538,287
Interest paid on capital leases	$53,015	$88,846	$85,783	$683,115
Interest received	$76,046	$–	$171,497	$116,849
Income taxes paid during the period	$–	$(331,818)	$–	$(833,603)

The accompanying notes are an integral part of these interim consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements	Amended
For the three and nine months ended November 30, 2010 and 2009.	Please refer to Explanatory
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)	Note on Cover Sheet

1.	CONTINUANCE OF OPERATIONS AND GOING CONCERN

Rockwell Diamonds Inc. (“Rockwell” or the “Company”) is engaged in the business of diamond production as well as the acquisition and exploration of natural resource properties. The Company’s mineral property interests are located in South Africa.

The accompanying interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (''Canadian GAAP''). The going concern basis of presentation assumes that Rockwell will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

For the nine months ended November 30, 2010 the Company incurred a loss of $2,440,855 that has increased Rockwell’s accumulated losses (deficit) to $51.5 million.

In fiscal 2009, diamond sales prices increased from US$585 per carat during March 2009 to $1,154 per carat during February 2010. The average sales price for fiscal 2010 was US$1,322 per carat. The average diamond sales price achieved for the first nine months of fiscal 2011 is US$1,345 per carat.

At November 30, 2010, the Company’s current assets exceeded its current liabilities by $9.2 million and the Company’s total assets exceeded its total liabilities by $87.1 million. Based on Rockwell’s current forecasted cash flows for fiscal years 2011 and 2012 the Company is confident that it will continue as a going concern. The forecasts assume the Company achieves its projected operating parameters, prices remain at around current levels, which are approximately 15 – 20% below pre- economic crisis levels, and the South African Rand remains at current levels relative to the United States and Canadian dollar.

Based on the Company’s cash resources and the above forecasts, the Company has sufficient working capital and reserves to maintain operations through breakeven point and sufficient cash and working capital to fund the continuing losses until then. Accordingly, the financial statements have been prepared on the basis of accounting policies applicable to a going concern. Future events beyond the Company’s control may change the Company’s ability to continue as a going concern. If the going concern concept was no longer appropriate, significant adjustments would be required to the carrying value of assets and liabilities and would be recorded at that time.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements include the accounts of the Company, its subsidiaries and its variable interest entities where the Company has been determined to be the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements	Amended
For the three and nine months ended November 30, 2010 and 2009.	Please refer to Explanatory
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)	Note on Cover Sheet

3.	CHANGES IN ACCOUNTING POLICIES

Effective March 1, 2010, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement to prior period financial statements.

(a) Section 3050 – Long Term investments – Companies subject to significant influence

Investments in companies subject to significant influence are accounted for using the equity method. The equity method is a basis of accounting whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post-acquisition income or loss. The amount of the adjustment is included in the determination of net income (loss) by the Company and the investment account of the Company is also increased or decreased to reflect the Company’s share of capital transactions and changes in accounting policies and corrections of errors. Profit distributions received or receivable from the investments will reduce the carrying value of the investment. Investments accounted for on the equity basis are written down to their fair value when they have a loss in value that is other than a temporary decline.

(b) Accounting Policies Not Yet Adopted

(i) International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be March 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending February 28, 2011. During fiscal 2010, the Company has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering committee to manage the transition from Canadian GAAP to IFRS reporting.

ii) Business Combinations/Consolidated Financial Statements/Non- Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded current Sections 1581,

Business Combinations and 1600 Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements	Amended
For the three and nine months ended November 30, 2010 and 2009.	Please refer to Explanatory
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)	Note on Cover Sheet

4.	INVENTORIES

	As at	As at
	November 30, 2010	February 28, 2010
Rough diamond inventories	$4,593,445	$1,283,604
Mine supplies	4,750,365	1,692,454
Total inventories	$9,343,810	$2,976,058

As at November 30, 2010, rough diamond inventories were valued at cost and mine supplies at cost less accumulative impairment charges.

The cost of inventories is based on the weighted average cost basis and includes all direct mining cost in bringing diamond inventory to its existing location and condition.

As at February 28, 2010, rough diamond inventories were valued at net realizable value and mine supplies at cost less accumulative impairment charges. Obsolete mine supplies were written down by $588,927 to $1,692,454 for the 2010 fiscal year.

The net realizable value of diamond inventories are estimated at the average price per carat achieved for the most recent diamond tender taking into account the variable factors of clarity, carat, shape and color. As at February 28, 2010, rough diamond inventories were written down by $360,429 from cost to net realizable value.

No further impairments were recorded against mine supplies for the nine months ending November 30, 2010.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements	Amended
For the three and nine months ended November 30, 2010 and 2009.	Please refer to Explanatory
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)	Note on Cover Sheet

5.	PROPERTY, PLANT AND EQUIPMENT

	As at November 30, 2010

		Accumulated
		Amortization and
	Cost	Impairments	Carrying value
Land and buildings	$7,753,809	$917,045	$6,836,764
Processing plant and equipment	82,255,387	37,189,644	45,065,743
Processing plant and equipment under capital lease obligation	3,702,894	875,829	2,827,065
Construction in progress	1,748,393	–	`1,748,393
Office equipment	1,041,448	608,354	433,094
Vehicles and light equipment	1,868,085	1,148,045	720,040
	$98,370,016	$40,738,917	$57,631,099

	As at February 28, 2010

		Accumulated
	Cost	Amortization and
		Impairments	Carrying value
Land and buildings	$7,226,428	$598,462	$6,627,966
Processing plant and equipment	66,230,352	25,074,689	41,155,663
Processing plant and equipment under capital lease obligation	13,553,529	3,782,247	9,771,282
Office equipment	946,759	492,287	454,472
Vehicles and light equipment	1,675,705	894,352	781,353
	$89,632,773	$30,842,037	$58,790,736

Components of property, plant and equipment are amortized over their estimated useful life. The amortization charge for the nine months ending November 30, 2010 was $7,880,545 (2009 – $5,105,833).

The company’s bankers have registered two notarial general covering bonds of ZAR10.0 million each ($1,447,995) over all moveable assets on the property of the farms Holpan, Barkley West, Northern Cape and one over moveable assets.

Construction in progress includes projects at Saxendrift mine (jig plant, in-pit screening, scrubber, trammel upgrades) and Wouterspan mine (Phase I engineering, scoping, technical data pack and drawings). The construction of the Saxendrift project and Phase I of the Wouterspan project are to be completed within the 2011 fiscal year.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements	Amended
For the three and nine months ended November 30, 2010 and 2009.	Please refer to Explanatory
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)	Note on Cover Sheet

6.	MINERAL PROPERTY INTERESTS

	As at	As at
	November 30, 2010	February 28, 2010

H.C. Van Wyk Diamonds Ltd and Klipdam Mining
Company Ltd

Balance, beginning of period	$22,128,231	$22,373,983
Acquisition cost (Erf 2004)	868,206	–
Foreign exchange adjustments	356,358	2,042,252
Depletion of mineral properties during the period	(1,356,092)	(1,630,370)
Write-down of mineral property	–	(657,634)
H.C. Van Wyk Diamonds Ltd and Klipdam Mining Company Ltd, end of period	21,996,703	22,128,231

Saxendrift Mine (Pty) Ltd

Balance, beginning of period	$8,722,767	$6,520,494
Acquisition costs	–	1,703,195
Foreign exchange adjustments	122,480	733,083
Future income tax liability	–	662,354
Depletion of mineral properties during the period	(466,089)	(896,359)
Saxendrift Mine (Pty) Ltd, end of period	8,379,158	8,722,767

Balance, end of period	$30,375,861	$30,850,998

Acquisition of ERF 2004 Windsorton(“Erf 2004”)

On November 1, 2010, HC Van Wyk Diamonds Ltd (“HCVW”) exercised an option in terms of an agreement with Batla Resources Pty Ltd the holder of a prospecting and mineral right and MJA Boerdery CC the surface owner whereby HCVW would acquire the prospect and mining rights to Erf 2004 (a portion of Erf 2003) Windsorton for ZAR 6.0 million ($0.8 million) of which ZAR 2.0 million ($0.2 million) was paid immediately and the balance to be paid in ten equal monthly installments monthly thereafter. Erf 2004 is adjacent to Klipdam mine and will be explored and bulk sampled during fiscal 2012.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements	Amended
For the three and nine months ended November 30, 2010 and 2009.	Please refer to Explanatory
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)	Note on Cover Sheet

7.	CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three or four year capital lease agreements.

The Company’s capital lease obligations are with the following financial institutions:

	As at	As at
	November 30, 2010	February 28, 2010
Wesbank	$17,048	$48,792
Komatfin	278,363	3,287,729
	$295,411	$3,336,521

Capital lease obligations as detailed above are secured over plant and equipment and are repayable, on average, in 36 monthly installments with the final payment being on June 30, 2011. Interest is charged at rates of between 1.25% to 2.00% less the prevailing prime rate, which is currently 9.00%, per annum. There are no significant restrictions imposed on the lessee as a result of the lease agreements.

Future minimum lease payments are as follows:

	As at	As at
	November 30, 2010	February 28, 2010

2011	$302,181	$3,301,394
2012	–	141,544
Total minimum lease payments	302,181	3,442,938
Less: interest portion	(6,770)	(106,417)
Present value of capital lease obligations	295,411	3,336,521
Current portion	(295,411)	3,196,189
Non-current portion	$–	$140,332

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements	Amended
For the three and nine months ended November 30, 2010 and 2009.	Please refer to Explanatory
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)	Note on Cover Sheet

8.	RECLAMATION OBLIGATION

The continuity of the provision for reclamation costs related to the Holpan, Wouterspan, Klipdam and Saxendrift mines, are as follows:

	As at
	November 30,	As at
	2010	February 28, 2010

Holpan, Wouterspan and Klipdam Mines

Balance, beginning of period	$2,918,102	$2,690,335
Changes during the period:
Reclamation (expenditure incurred)/obligation recognized	(407,684)	(473,278)
Foreign exchange on reclamation	160,551	219,113
Accretion expense	–	481,932
Balance, end of period	$2,670,969	$2,918,102

Saxendrift Mine

Balance, beginning of period	$804,882	$1,112,320
Changes during the period
Reclamation (expenditure incurred)/obligation recognized	–	(403,063)
Foreign exchange on reclamation	58,677	95,625
Accretion expense	362,580	–
Balance, end of period	$1,226,139	$804,882

Total reclamation obligation, end of period	$3,897,108	$3,722,984

The liability is based on the disturbance of the natural physical environment due to the alluvial mining methods that the company engages in. The volume of disturbance is quantified on a monthly basis by a professional surveyor through physical observation and technical quantification in cubic meters and is therefore not discounted.

The company does not make use of a mining contractor and applies an internal costing rate per cubic meter which is based on applying its own resources and equipment in doing such rehabilitation. This costing rate represents the operating cost, including fuel, applying specific mining fleet units to the rehabilitation process and labour usage.

The physical disturbance in the cubic meters multiplied by the costing rate represents the rehabilitation liability at any one stage.

As required by regulatory authorities, at November 30, 2010, the Company had cash reclamation deposits totaling $3,093,964 (February 28, 2010 – $2,898,067) comprised of $1,516,645 (February 28, 2010 – $1,238,104) for the Holpan, Wouterspan and Klipdam mine and $ 1,577,319(February 28, 2010 – $1,659,963) for the Saxendrift mine. These deposits are invested in interest bearing money market linked investments. These investments have been ceded as security in favour of the guarantees the bank issued on behalf of the company. Refer to note 13.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements	Amended
For the three and nine months ended November 30, 2010 and 2009.	Please refer to Explanatory
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)	Note on Cover Sheet

9.	INVESTMENT IN EQUITY ACCOUNTED ASSOCIATE

	As at	As at
	November 30, 2010	February 28, 2010

Investment in associate at cost	$95,690	$–
Foreign exchange adjustments	5,670	–
Share of profit for the period ended November 30, 2010	36,925	–
Balance at the end of the period	$138,285	$–

On May 5, 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited (“Flawless”) incorporated in the Republic of South Africa. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company.

As the Company has significant influence over Flawless operations it accounts for the investment using the equity method and includes a pro-rata share of the Flawless income for the period.

Summarised financial information of associate	As at	As at
	November 30,	February 28,
	2010	2010
Financial Position
Total Assets	$6,111,414	$5,159,027
Total Liabilities	5,405,484	4,672,164
Net Assets	705,930	486,863

	Nine months ended	Year ended
	November 30-	February 28,
	,2010	2010
Financial Performance
Total Revenue	$41,544,217	$36,813,912
Total profit for the period	184,624	168,712
Capital commitments and contingent liabilities of associate	Nil	Nil

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements	Amended
For the three and nine months ended November 30, 2010 and 2009.	Please refer to Explanatory
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)	Note on Cover Sheet

10.	OTHER ASSETS AND DEPOSITS

	As at	As at
	November 30, 2010	February 28, 2010

Refundable security deposits	$161,460	$152,259
Investments(a)	875,421	574,086
Deposits on future assets(b)	–	101,526
Etruscan Diamonds Limited(c)	2,650,346	–
Total other assets and deposits	$3,687,277	$827,871

(a) The Company invests in investment policies with endowment benefits on maturity of the policies. Premiums are invested on an initial lump sum and/or monthly annuity premium basis with the Insurers and invested in specific investment plans. Policy investment value at any one time represents the value of premiums and growth after deduction of administration and investment fees. Withdrawals could be made against the policies before endowment against the deduction of penalties, which is lower than the investment value. To surrender the policy prior to maturity date will similarly attract penalties at a lower rate, and represents the value accessible at any one stage. Fair value at any one stage represents the surrender value of the investments. The fair value of the policies at November 30, 2010 amounted to $3,969,385 (February 28, 2010 - $3,472,153) of which $3,093,964 (February 28, 2010 - $2,898,067) has been disclosed as reclamation deposits (refer note 8).

(b) This deposit relates to deposits on motor vehicles only delivered after the fiscal 2010 year end.

(c) Short-term amount receivable from Etruscan Diamonds Limited that is not interest bearing and has no fixed repayment terms.

11.	SHARE CAPITAL

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which no preferred, shares have been issued.

(b) Stock–based compensation

The continuity of stock–based compensation for the period ended November 30, 2010 is as follows:

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements	Amended
For the three and nine months ended November 30, 2010 and 2009.	Please refer to Explanatory
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)	Note on Cover Sheet

	Exercise	Feb 28,	Granted/		Expired/	Nov 30,
Expiry date	price	2010	Issued	Exercised	cancelled	2010
September 24, 2012	$ 0.62	5,896,500	–	–	(5,000)	5,891,500
November 14, 2012	$ 0.63	1,101,500	–	–	(15,000)	1,086,500
June 20, 2011	$ 0.45	950,000	–	–	–	950,000
December 7, 2014	$ 0.06	14,270,890	–	–	(588,300)	13,682,590
January 18, 2015	$ 0.07	600,000	–	–	–	600,000
October 8,2015	$0.065	–	15,042,000	–	–	15,042,000
		22,818,890	15,042,000	–	(608,300)	37,252,590

Weighted average exercise price		$ 0.25	$ 0.065	$ –	$ 0.08	$ 0.25
Weighted average fair value of stock options granted during the period						$ 0.065

As at November 30, 2010, 22,463,727 of the stock options outstanding with a weighted average exercise price of $0.25 per share have vested with grantees.

Using a Black-Scholes option pricing model the fair values of stock options vested have been reflected in the statement of operations as follows:

	Three months ended		Nine months ended
	November 30		November 30
	2010	2009	2010	2009
Exploration and engineering	$190,052	$5,382	$215,630	$43,022
Operations and administration	270,934	6,996	541,855	103,422
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$460,986	$12,378	$757,485	$146,444

(c) Private Placements between December 2009 to February 2010

During February 2010, the Company completed private placements of 132,800,000 common shares at $0.065 per share for a total of $8,632,000. The company paid a cash fee of $587,229 finder’s fees relating to the private placements.

Proceeds from the financing were used to repay short term debt, finance lease obligations and fund diamond operations.

(d) Rights Offering

On March 19, 2010 the Company completed a rights offering whereby each registered holder of the Company's common shares on the record date received one right for each common share held. The rights offering was 100% subscribed and applications for additional shares were received but could not be fulfilled because they exceeded the maximum. Pursuant to the rights offering, Rockwell issued 92.7 million common shares at a subscription price of $0.05 per common share yielding gross proceeds of approximately $4.6 million (ZAR33.2 million).

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements	Amended
For the three and nine months ended November 30, 2010 and 2009.	Please refer to Explanatory
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)	Note on Cover Sheet

The Company plans to use the funds to modernize and re-commission the Wouterspan operation which was placed on care and maintenance in January 2009, and identify value-added merger and acquisition targets such as the Etruscan acquisition.

(e) Private Placement March 2010

In March 2010, the Company completed a private placement of 54.6 million common shares at a price of $0.065 per share for total proceeds of $3.4 million. The Company paid a cash fee of $0.1 million finder’s fees relating to the private placement.

12.	RELATED PARTY BALANCES AND TRANSACTIONS

		As at
Balances payable	As at	February 28,
	November 30, 2010	2010
Banzi Trade 26 (Pty) Ltd (d)	$34,518	$603
Hunter Dickinson Services Inc. (a)	65,011	627,435
Seven Bridges Trading (b)	11,468	13,285
Flawless Diamonds Trading House (c)	60,138	–
Current balances payable	$171,135	$641,323

Liberty Lane (f)	439,130	414,566
Long–term balances payable	$439,130	$414,566

Balances receivable
Banzi Trade 26 (Pty) Ltd (d)	34,694	46,108
	$34,694	$46,108

	Three months ended Nov 30		Nine months ended Nov 30
Transactions	2010	2009	2010	2009
Services rendered and expenses
reimbursed:
Hunter Dickinson Services Inc. (a)	$140,333	$281,909	$425,479	$818,535
Seven Bridges Trading (b)	35,976	29,575	105,145	102,710
Flawless Diamonds Trading House (c)	143,367	127,658	295,492	224,405
Banzi Trade 26 (Pty) Ltd (d)	37,868	9,537	133,312	17,115
Jakes Tyres (e)	–	30,857	–	74,702
CEC Engineering (g)	13,036	–	13,036	–

Sales rendered to:
Banzi Trade 26 (Pty) Ltd (d)	$–	$–	$–	$1,438

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements	Amended
For the three and nine months ended November 30, 2010 and 2009.	Please refer to Explanatory
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)	Note on Cover Sheet

All related party transactions are arm’s length transactions in the normal course of business.

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market-related basis pursuant to an agreement dated November 21, 2008.

(b)

Seven Bridges Trading 14 (Pty) Ltd (Seven Bridges Trading) is a wholly-owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(c)

Flawless Diamonds Trading House (Pty) Ltd (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J.W. and D.M. Bristow are shareholders of Flawless. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover. On May 5, 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited incorporated in the Republic of South Africa.

(d)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self-sustaining job creation programs to local communities as part of the Company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with building materials at market rates.

(e)

Jakes Tyres is a private company with former directors and officers (HC van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(f)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

(g)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements	Amended
For the three and nine months ended November 30, 2010 and 2009.	Please refer to Explanatory
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)	Note on Cover Sheet

13.	BANK INDEBTEDNESS AND RESTRICTED CASH

Consistent with the prior financial year, the Company has an overdraft facility in the amount of ZAR28.0 million ($4 million) available for its operations (current balance $2.2 million). This facility has an interest cost of prime (currently 9.0% per annum) plus 0.6% . The security for the ZAR28.0 million consists of 2 notorial bonds of ZAR10.0 million ($1.4 million) each over loose assets and property of the farm Holpan.

HC van Wyk Diamonds Ltd, Klipdam Mining Company Ltd and Saxendrift Mine (Pty) Ltd hold guarantees by the bank towards Eskom (Electricity Provider) of ZAR4,911,100 ($711,125) and the Department of Minerals and Energy (DME) of ZAR21,367,228 ($3,093,964) towards rehabilitation expenses.

Restricted cash of $2,029 (February 28, 2010 - $4,946) relates to monies held in trust by the company’s lawyers.

14.	CONTINGENCIES

Kwango River Project, Democratic Republic of Congo

Rockwell’s indirect subsidiary, Durnpike Investments (Proprietary) Limited’s (“Durnpike”) interest in the Kwango River Project was constituted by an agreement (“Midamines Agreement”) which was concluded between Durnpike and Midamines SPRL (“Midamines”), the holder of the permit for the Kwango River Project, during 2006, in terms of which Durnpike was to act as independent contractor on behalf of Midamines to manage and carry out exploration activities and potentially, mining activities. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook certain obligations in favour of Durnpike, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1.2 million per annum, as escalated in accordance with the Midamines Agreement (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement (contained in the Fifth Addendum thereto), Durnpike paid consideration of US$600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the abovementioned US$1.2 million royalty payment due on December 31, 2007 and such payment was deferred to December 31, 2008.

Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike and/or Rockwell cancelled the Midamines Agreement and/or the Fifth Addendum thereto. Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment by Rockwell and Durnpike of compensation in the amount of US$41.8 million (while reserving the right to increase the claim to US$68.073 million if the DRC authorities cancel Midamines' permit for the Kwango Project) plus interest. Durnpike and/or Rockwell have defended the claim and have, in turn, instituted a counter-claim in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased to undertake exploration and feasibility work, C$1.6 million for start-up and acquisition costs in the DRC, and US$20 million (while reserving the right to increase the counter-claim to at least $164.3 million) as an initial estimate of possible lost earnings.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements	Amended
For the three and nine months ended November 30, 2010 and 2009.	Please refer to Explanatory
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)	Note on Cover Sheet

Comprehensive documentation has been filed by the parties and arbitration proceedings have been initiated in Belgium. The Company remains of the view that the claim against it is without merit and will vigorously defend against it.

Niewejaarskraal

During the course of 2008 and prior to the prospecting and mining rights having been transferred from Trans Hex to Rockwell, a representative of the land owner of Niewejaarskraal asserted a claim of ownership over the equipment located on Niewejaarskraal. This claim was ostensibly based on a surface rights agreement entered into between Trans Hex and the owner of Niewejaarskraal and an allegation that Trans Hex had abandoned the mining equipment concerned. This Contract expired prior to Rockwell receiving the Niewejaarskraal mining rights. Since the transfer of the prospecting and mining rights associated with and the mining equipment located on Niewejaarskraal to Rockwell, it has not received any formal approach from the land owner of Niewejaarskraal to progress this claim.

Discussions with the landowner have indicated that he would be happy to enter into amenable and workable landowner agreements with Rockwell, subject to appropriate land use agreements being entered into between the Parties. Rockwell would defend its ownership of that equipment and would if necessary also rely on protective warranties and indemnities that were given to it by Trans Hex in the Sale of Shares and Claims Agreement.